January 17, 2014

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 6 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership owned a limited partnership interest in United Development Co., L.P.-97.0 (“UDC 97.0”), a Tennessee limited partnership. As reported in the Partnership’s SEC filing on Form 10-Q for the quarterly period ended September 30, 2013, the low income housing apartment complex owned by UDC 97.0 was sold in October 2013. The Partnership’s investment balance was zero at the time of sale. The apartment complex of UDC 97.0 was appraised at $2,000,000 on November 9, 2012. The mortgage note balance was approximately $1,150,000 as of December 31, 2012. It also had other debt including past due property taxes. UDC 97.0 had filed for bankruptcy and the apartment complex was sold under the supervision of the bankruptcy court. There were no cash proceeds to the Partnership for the sale. The mortgage note was in technical default because the property taxes were not current. The apartment complex was sold and all encumbrances of debt were transferred with the disposition. UDC 97.0 has been wound down following the sale and should be terminated effective as of December 31, 2013.

The Partnership has also sold its interests in two other local limited partnerships. The schedule comprising Attachment No. 1 hereto includes each property’s approximate opinion of value and each property’s approximate loan balance as of as of the respective dates set forth. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 105% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in several other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2013 K-1, expected to be delivered to you approximately February or March 2014. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of the sales once the 2013 K-1 is received.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
WNC & Associates, Inc.,
General Partner
cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1
Local Limited Partnership	Mortgage Debt at 12/31/12	Appraised Value	Date of Opinion of Value	Date of Sale	Type of Transaction
Ottawa I Limited Partnership	$1,359,000	$425,000	7/3/2013	10/31/2013	LP Interest Sale
Preservation Partners I Limited Partnership - Autumn Ridge I Apartments, Pontiac "A" Apartments, and Shumway Apartments	$1,810,000	$1,178,000	7/3/2013	10/31/2013	LP Interest Sale

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com